                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                                Amendment No. 5


                                Integon Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)



                             Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   45810F101
               ------------------------------------------------
                                 (CUSIP Number)

                               Page 1 of 5 Pages
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--------------------
CUSIP NO.
45810F101
--------------------
--------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of  Above Person

     Goldman, Sachs & Co.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                         (a) _____
                                         (b) _____
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or place of  Organization

                         New York
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Number of       5.  Sole Voting Power
Shares
Beneficially           0
                --------------------------------
Owned By        6.  Shared Voting Power
Each
Reporting             600,130
                --------------------------------
Person With     7.  Sole Dispositive Power

                       0
                --------------------------------
                8.   Shared Dispositive Power

                      600,130
                --------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

                   644,130
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

                   4.1%
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12.  Type of Reporting Person

                          BD-PN-IA
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                               Page 2 of 5 Pages
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-------------------------
CUSIP NO.
45810F101
-------------------------
--------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     The Goldman Sachs Group, L.P.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                         (a) _____
                                         (b) _____
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or place of Organization

     Delaware
--------------------------------------------------------------------------------
Number of       5.  Sole Voting Power
Shares
Beneficially           0
                --------------------------------
Owned By        6.  Shared Voting Power
Each
Reporting             600,130
                --------------------------------
Person With     7.  Sole Dispositive Power
                       0
                --------------------------------
                8.   Shared Dispositive Power

                      600,130
                --------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

                 644,130
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

                 4.1%
--------------------------------------------------------------------------------
12.  Type of Reporting Person

                      HC-PN
--------------------------------------------------------------------------------

                               Page 3 of 5 Pages
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     Item 4.   Ownership.

           (a).  Amount beneficially owned:
                 See the responses(s) to Item 9 on the attached cover page(s).

           (b).  Percent of class:
                 See the response(s) to Item 11 on the attached cover page(s).

           (c).  Number of shares as to which such person has:

                 (i).   Sole power to vote or to direct the vote:
                          See the response(s) to Item 5 on the attached cover page(s).

                 (ii).  Shared power to vote or direct the vote:
                          See the response(s) to Item 6 on the attached cover page(s).

                 (iii). Sole power to dispose or to direct the disposition of:
                          See the response(s) to Item 7 on the attached cover page(s).

                 (iv).  Shared power to dispose or to direct the disposition of:
                          See the response(s) to Item 8 on the attached cover page(s).


     Item 5.   Ownership of Five Percent or Less of a Class.

                      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the
                      following     X   .
                                 -------


     Item 10.  Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                               Page 4 of 5 Pages
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                         SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 10, 1997


                                    THE GOLDMAN SACHS GROUP, L.P.
                                    By: The Goldman Sachs Corporation,
                                        its general partner


                                    By:  /s/ David B. Ford
                                        --------------------------------
                                    Name:   David B. Ford
                                    Title:  Executive Vice President



                                    GOLDMAN, SACHS & CO.


                                    By:    /s/ David B. Ford
                                        --------------------------------
                                    Name:   David B. Ford
                                    Title:  Managing Director

                               Page 5 of 5 Pages